Finance	Marcel KAHN Executive Vice President Group Chief Financial Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-6010

Attention :	Jim B. Rosenberg Senior Assistant Chief Accountant

Paris, September 30, 2005

Via Facsimile and EDGAR

Re:	SCOR Form 20-F for Fiscal Year Ended December 31, 2004 Filed April 29, 2005 File No. 001-14925

Dear Mr. Rosenberg:

We are in receipt of your letter dated July 25, 2005 and thank you for your comments regarding SCOR’s above-referenced filing (the “20-F”). We are pleased to respond to your questions and to have the opportunity to work with the Staff of the United States Securities and Exchange Commission (the “Staff”) to further enhance the overall presentation and disclosure in our filings.

As more fully described below, we will revise our disclosures effective with our Form 20-F for the fiscal year ended December 31, 2005 (the “2005 20-F”). The supplemental information you have requested is provided below. If further clarification or information is required, please let us know at your earliest convenience.

For your convenience, we set forth each comment from your comment letter in bold typeface and include SCOR’s response below it. Capitalized terms used and not defined herein shall have the respective meanings assigned to them in the 20-F. All references to page numbers and captions correspond to the page numbers and captions in the 20-F.

SCOR hereby acknowledges that:

•	SCOR is responsible for the adequacy and accuracy of the disclosure in its filings;

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•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to SCOR filings; and

•	SCOR may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 20-F for Year Ended December 31, 2004

Item 4. Information on the Company

A. Business Overview

Reserves

Changes in Historical Reserves, page 41

1.	We note from your filing that you have several commutations, which appear to have materially reduced your loss reserves. Pursuant to the requirements of Industry Guide 6, Disclosures Concerning Unpaid Claims and Claim Adjustment Expense of Property-Casualty Insurance Underwriters, please disclose all your significant commutation and/or portfolio transfers and the effect each commutation and/or portfolio transfer had on your financial condition and results of operations.

SCOR respectfully submits to the Staff that there were no significant commutations prior to January 1, 2003.

As disclosed in the 20-F, in January 2003, SCOR put the operations of its Bermudan subsidiary, CRP, in run-off and, in accordance with the “Back on Track” plan launched by SCOR in 2002, SCOR determined to withdraw from certain other lines of business at SCOR U.S.’s operations. A significant part of SCOR’s strategy includes the commutation, as appropriate, of the run-off business.

SCOR would respectfully propose to include the following additional information in its 2005 20-F:

In 2003, CRP’s reserves were reduced on the balance sheet by approximately EUR 577 million, due to two significant commutations. These commutations in 2003 reduced the Group results of operations for the year ended December 31, 2003 by approximately EUR 26 million, before taxes.

In 2004, the reduction in reserves on the balance sheet due to significant commutations amounted to approximately EUR 26 million at CRP, and approximately EUR 60 million at SCOR U.S. The commutations in 2004 did not have a material effect on the Group results of operations for the year ended December 31, 2004.

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Item 5. Operating and Financial Review and Prospects

A. Operating Results

Consolidated Results of Operations

Expenses, page 62

2.	It appears that you have significantly revised your estimate of loss reserves recorded in prior years. Please revise Management’s Discussion and Analysis to explain the reason for your change in estimate. For each line of business, include the following disclosures:

a.	Identify the years to which the change in estimate relates and disclose the amount of the related loss reserve as of the beginning of the year that was re-estimated. Discuss and quantify offsetting changes in estimates that increase and decrease the loss reserve.

b.	Identify the changes in the key assumptions you made to estimate the reserve since the last reporting date.

c.	Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.

d.	Ensure your disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.

e.	Disclose any trends such as, the number of claims incurred, average settlement amounts, number of claims outstanding at period ends along with average per claim outstanding, and any other trends, necessary to understand the change in estimate. Please explain the rationale for a change in estimate that does not correlate with trends.

In response to your comment, please be advised that in 2004 SCOR on a consolidated basis, did not significantly revise its estimates of loss reserves recorded in prior years.

SCOR would respectfully propose to include the following additional information in its 2005 20-F:

During the period from the 2000 to 2003 balance sheet years, newly obtained experience data for the industry in general and SCOR revealed medical cost inflation significantly exceeding original projections. This caused SCOR and other members of the industry to reevaluate the impact of medical costs on all of the reserves for U.S. Casualty lines of business, particularly those relating to U.S. workers compensation for underwriting years 1997, 1998, 1999 and 2000. The increase in reserves on the balance sheet at SCOR U.S. over the period totaled approximately EUR 929 million comprising an increase of EUR 206 million, 201 million, 197 million and 325 million in 2000, 2001, 2002 and 2003, respectively. These increases in reserves were reflected in Property-Casualty claims in the consolidated statement of operations for the corresponding year. No change in actuarial methods was made.

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SCOR also revised the reserves corresponding to CRP’s business in 2000 to 2003. The net technical result of these operations corresponded respectively to a loss of EUR 14 million in 2000, a loss of EUR 60 million in 2001, a loss of EUR 240 million in 2002 and a loss of EUR 170 million in 2003. These increases in reserves were reflected in Property-Casualty claims in the consolidated statement of operations for the corresponding year. No change in actuarial methods was made.

B. Liquidity and Capital Resources

Liquidity and Capital Resources, page 67

3.	Please include in MD&A a more robust discussion of the reasonably likely impact the payment of claims will have on known trends and uncertainties, in particular cash outflows from operations. In the disclosure please include a discussion of your asset/liability management process and whether there are any significant variations between the maturity of your investments and the expected payment of your loss reserves. Include a discussion of the impact of selling securities before anticipated or the use of credit facilities to pay for policy liabilities will have on your future liquidity and results of operations.

SCOR would respectfully propose to include the following additional information in its 2005 20-F:

Our operating cash outflows include claim settlements. Since cash inflow from premiums is received in advance of cash outflow required to settle claims we accumulate funds that we invest. SCOR’s asset/liability management strategy entails minimizing asset risk, since SCOR’s core business activity, reinsurance, can expose SCOR to significant uncertainty regarding the expected timing of its liabilities. In addition, changes in SCOR’s underwriting strategy and the run-off of certain business segments have impacted the composition of SCOR’s liabilities. Consequently, SCOR has historically maintained a conservative investment policy. In general, SCOR invests in liquid, high-grade securities, with a majority (63%, 64% and 63% for each of 2002, 2003 and 2004, respectively) of its investments in fixed maturities, and a significant portion of its investments in cash and cash equivalents (20%, 22% and 21% for each of 2002, 2003 and 2004, respectively) in order to maintain sufficient liquidity to meet its expected liabilities together with a reasonably possible deviation from these expected liabilities. As a result, liquidation of fixed maturity securities should not be necessary in the ordinary course of business. As a general practice, the Group does not invest in derivative securities for the purpose of managing the relative duration of its assets and liabilities. Similarly, assets are generally invested in currencies corresponding to those in which the related liabilities are denominated in order to minimize exposure to currency fluctuations. The Group does use currency spot and forward contracts, as well as swap and other derivative contracts, to a limited extent, to manage its foreign currency exposure.

D. Contractual Obligations, page 72

4.	We note that you have not included property-casualty and life reserves to be paid in the contractual obligation table, and it would appear that these liabilities represent future legal obligations of the Company. Due to the significant nature of these liabilities to your

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business we believe the inclusion of reserves in the contractual obligation table will provide investors increased disclosure of your liquidity. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant’s contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K. Based on the above factors, please revise your contractual obligation table to include the expected settlement of your loss reserves. In addition, please include interest payments on long term debt.

Due to the inherent uncertainty contained in reserves estimates and in projected payment patterns, SCOR respectfully submits to the Staff that the inclusion of claims cash flow information would not be meaningful to readers, particularly due to recent changes in SCOR’s underwriting strategy and the run-off of certain business segments, which have impacted the composition of SCOR’s liabilities and which make historical data less meaningful to readers.

In its 2005 20-F SCOR would respectfully propose to include in the contractual obligations table a line item captioned “Long term debt (interest)". SCOR supplementally advises the Staff that such information as of December 31, 2004 is as set forth in the table below:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long term debt (interest)*	218	30	68	23	97

* Some of SCOR’s long term debt bears interest at floating rates and is denominated in U.S. dollars. The calculation of interest payments on long term debt is based on interest rates and exchange rates as of December 31, 2004.

G. Critical Accounting Policies

Technical Reserves, page 73

5.	We believe your disclosure in Management’s Discussion and Analysis regarding the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management’s Discussion and Analysis. Accordingly, please revise MD&A to include the following information for each of your lines of business.

a.	Please disclose the range of loss reserve estimates as determined by your actuaries. Discuss the key assumptions used to arrive at management’s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses. In addition include quantified and narrative disclosure of the

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impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.
b.	If you do not calculate a range around your loss reserve, but instead use point estimates please include the following disclosures:
•	Disclose the various methods considered and the method that was selected to calculate the reserves. If multiple point estimates are generated, include the range of these point estimates. Include a discussion of why the method selected was more appropriate over the other methods.
•	Discuss how management determined the most appropriate point estimate and why the other point estimates were not chosen. Also clarify whether the company actually records to the point estimate or if not, how that estimate is used.
•	Include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.
c.	Because IBNR reserve estimates are more imprecise, please disclose the amount of IBNR separately from case reserves for all lines of business.
d.	For each line of your longer tail business with claims for asbestos-related illnesses, environmental remediation, product liability and other highly uncertain exposures, please provide more precise insight into the existence and effects on future operations and financial condition of known trends, events and uncertainties. Disclosure you should consider, but not be limited to, includes the following information:
•	the number of claims pending at each balance sheet date;
•	the number of claims reported for each period presented;
•	the number of claims dismissed, settled, or otherwise resolved for each period;
•	the nature of the claims including relevant characteristics of the claimant population (e.g., involves a large number of relatively small individual claims of a similar type);
•	the total settlement amount for each period;
•	the cost of administering the claims;
•	emerging trends that may result in future reserve adjustments; and
•	if management is unable to estimate the possible loss or range of loss, a statement to that effect.

The reserves for loss and loss expenses of the Group are booked at management’s best estimate. This best estimate is determined as explained below. SCOR would respectfully propose to include the following additional information in its 2005 20-F:

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Reserve Segmentation:

SCOR’s overall Property and Casualty business portfolio is divided into more than one hundred different reserving segments. Every contract is assigned to a reserving segment which is defined homogenously using, among other parameters, the applicable line of business and geographical areas of underwriting.

SCOR’s reserve segmentation is validated and updated each quarter in order to take into account new contracts underwritten and modifications in the characteristics of already segmented contracts. Revision of reserve segmentation is performed once a year.

Actuarial methods:

Reserves are actuarially determined by reserving segment, using methods consistent with industry practices and taking into account various assumptions and factors such as internal analyses, loss and exposure information provided by the ceding companies, historic loss development and trend experience, which is viewed as indicative of future loss development and trends, as well as court decisions, changes in legislation, social, economic and demographic trends, inflation and other factors affecting claim costs.

The methods commonly used by us include, but are not limited to, the “Chain Ladder” technique, the Bornhuetter-Ferguson method (which takes into account exogenous information in the a priori loss ratio used), and the loss ratio method. The method used depends heavily on the characteristics of the reserving segments. The classical loss development factor methods are usually used for underwriting years where the information available is considered sufficiently reliable. For recent underwriting years, exogenous information such as underwriting information and pricing elements are taken into account and the Bornhuetter-Ferguson and loss ratio methods are used. Catastrophe claims are evaluated by using commercial catastrophe modeling systems.

Assumptions:

In order to properly apply those actuarial techniques, a thorough knowledge of the portfolio is needed to analyze and interpret any trends. For example, changes in legislation or changes in the underwriting policies of cedents or SCOR could result in a balance sheet or underwriting effect.

From a mathematical standpoint, the assumptions to be verified for the “Chain Ladder” method are the independence of the underwriting years and similar loss development factors of a given development year. If one of these assumptions is not able to be verified, then the model can be altered. With respect to the Bornhuetter-Ferguson and loss ratio methods, the a priori expected loss ratio used reflects the projected loss ratio from the prior year adjusted for loss trends and the impact of rate changes.

Long tail:

For long tail reserving segments such as medical malpractice, motor liability and workers compensation (other than asbestos and environmental claims described below), classic reserving methods are not always directly applicable due to the long-term characteristics of these types of claims. For example, for bodily injury losses, the assessment of the ultimate cost needs to take into account the stabilization of the victim’s state of health and may also take into

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account a court decision, which option leads to a long duration between the occurrence of a loss and its settlement. Assumptions must also be made regarding the timing of the cash flows, contributing further to the inherent uncertainty in estimating reserves for these lines of business. Therefore, in order to complete the analysis for such reserves, additional studies are performed, taking into account various factors, such as loss and exposure information provided by the ceding companies, historic loss development and trends, medical costs, jury verdicts, regulatory environment, inflation and other factors affecting claims costs. In some cases, a more detailed analysis on a contract-by-contract basis is performed.

Asbestos and Environmental Claims: Due to the Group’s limited activities in these types of risks, SCOR’s exposure to these losses is limited.

Due to the characteristics of asbestos and environmental claims, which include:

•	a loss which does not manifest itself until some considerable time after exposure (latency period); and

•	large volumes of unanticipated claims or claims with their scope significantly misjudged when underwritten,

other reserving techniques than the ones previously mentioned are used.

SCOR has four different methods which it can use to assess the appropriate level of reserves for asbestos and environmental claims. Depending on the historical data available for each book, SCOR applies one or more of these methods.

The first method used is the survival ratio technique, defined as the ratio of loss reserves (including IBNR) over the average of calendar paid losses over the last three years. This ratio is commonly used in the industry and by SCOR. It represents the number of future calendar years, taking into account assumptions regarding average annual claims payment that the held reserves could fund.

The survival ratio technique is very sensitive to a company’s litigation settlement philosophy and commutation activity. The three other actuarial methods used to compute reserve estimates are an “S-curves” approach, a frequency-severity method using the Manville pattern and the market share approach. It is important to note that none of these methods can be considered to be perfect. In some cases, the results of these four methods can vary significantly.

Range and Process:

SCOR believes that due to the variability and unpredictability of the many factors that impact reserve estimates such as inconsistent and unforeseeable court decisions, judicial interpretations that have broadened coverage, increases in medical costs and related liabilities, and the increasing frequency of catastrophe losses, one cannot reasonably expect the reserves to fall within any particular narrow range. This is particularly the case for the long-tail lines of business.

For latent claims, which represent the most uncertain exposures, industry experience indicates that the upper end of the range cannot be quantified.

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On specific reserving segments, SCOR actuaries conduct stress test scenarios using assumed evolution of some parameters. This is the case, for example, for mortality tables and investment rates taken into account in the computation of motor bodily injuries annuities in France.

Each quarter, actuaries within SCOR’s local business units conduct analyses of reserves. These analyses undergo a review by local management, the SCOR Group actuarial department and the head of SCOR’s “global property and casualty” division. As part of this review the methodologies and the underlying assumptions are challenged. Studies of independent actuaries, where conducted, are also taken into consideration. Based on these reviews the appropriate level of reserves is determined.

6.	We note from your disclosures on page 25 under the section titled, World Trade Center Litigation, that a jury determined that the attacks on the World Trade Center were two distinct occurrences. We also note that as a result of this verdict you increase your reserves on a net basis only USD 41 million. Please disclose and tell us why you did not record an additional reserve that equaled the limit already established for a single occurrence loss.

As of December 31, 2003, the amount of reserves relating to the World Trade Center loss described below amounted to USD 355 million or USD 167.5 million net of retrocession.

SCOR supplementally advises the Staff that the jury’s verdict of December 6, 2004, determining that the September 11, 2001 attack on the World Trade Center constituted two distinct occurrences, dealt only with interpretation of the terms of the applicable coverages at issue in the litigation involving certain insurers and the leaseholders of the Twin Towers and other properties at the World Trade Center and their lenders. That verdict did not determine the amount of indemnification due from the insurers. Separate court-supervised appraisal proceedings are underway to determine the amount of that indemnification. SCOR’s reserve as a reinsurer of a party to that litigation was established based upon the estimate of potential liability made by the insurers’appraiser, assuming that the insurers would be required to indemnify the insured on a Replacement Cost basis. As of December 31, 2004, following the jury’s verdict, the amount of that reserve was increased to USD 422 million or USD 193.5 million net of retrocession.

It is possible that the actual indemnity by the insurers will be determined by the appraisal panel to be based in whole or in part on an Actual Cash Value basis because a complete rebuilding of the World Trade Center will not take place. Indemnification based on Actual Cash Value could possibly be less than one full policy limit. The December 6, 2004 verdict is being appealed and the appeal is expected to be decided in 2006. The appraisal process also is expected to be completed in 2006.

7.	We note that you set your claim reserves for assumed reinsurance operations based upon information received from the cedent. If this poses a potential for a higher degree of uncertainty in establishing the estimate of assumed loss reserves as compared to direct loss reserves, please expand the disclosure in the critical accounting estimates section of MD&A related to this uncertainty. Include in this disclosure the risks associated with making this estimate, and the effects and expected effects this uncertainty has or will have on

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management’s judgments and assumptions in establishing the assumed loss reserve. Also please consider the following items which could help describe the uncertainty:

a.	The nature and extent of the information received from the cedents related to policies, claims, unearned premiums and loss reserves;
b.	The time lag from when claims are reported to the cedent to when the cedent reports them to the company and whether, how, and to what extent this time lag effects the loss reserve estimate;
c.	How management uses the information received from the cedents in its determination of its assumed loss reserves, whether reinsurance intermediaries are used to transact and service reinsurance policies, and how that impacts the loss reserving methodology;
d.	How management corrects for errors and omissions in establishing the loss reserves;
e.	The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;
f.	What process management performs to determine the accuracy and completeness of the information received from the cedents;
g.	How management resolves disputes with cedents, how often disputes occur, and the magnitude of any current, material disputes; and
h.	Whether management uses historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from the cedents.

SCOR would respectfully propose to include the following additional information in its 2005 20-F:

SCOR sets its claim reserves for assumed reinsurance operations based upon information received from the ceding companies, utilizing different methodologies used for its non-life and life businesses.

Non-Life

SCOR’s policy is to ensure that all claims are promptly and adequately reserved. An adequate reserve is a reserve that is sufficient to cover SCOR’s entire ultimate share of a loss and the expenses generated by such a loss. In accordance with this policy, the claims handling procedures at SCOR is designed (i) to ensure that reserves are adequately booked, adjusted or closed and (ii) that the appropriate control mechanisms are in place to allow proper monitoring of the process.

Claims are handled promptly. Upon receipt of a claim, all related documents are directed to and handled by the technical staff who verifies that the claim submission conforms to the terms and conditions of the contract which are already registered in SCOR’s IT system (called Omega). Any issues regarding coverage are then discussed and resolved with the underwriter and, when necessary, with SCOR’s legal department and outside counsel. In addition, in each business unit dedicated staff are in charge of overseeing the claims activity. All litigious cases are reported to, and monitored by, the Group Claims Division based in Paris.

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If additional claim information is needed, the claims examiner will contact the ceding company or broker. The booking of reserves is performed promptly even if additional information from the ceding company is requested. If the examiner’s evaluation of the claim reveals that the actual loss value is greater than the claim notice, the examiner will book an Additional Case Reserve (ACR). In cases where there is no quantification of the loss, substitution reserves (SR) are booked to reflect a level of reserve consistent with the exposure analysis. Both ACR and SR are dynamically adjusted as new information is obtained. SCOR’s policy is to actively seek claims’ information in order to ensure that the reserve figure booked is as adequate as possible.

Before each quarterly closing, SCOR’s technical accounting department also analyzes the backlog of claims and ensures that any material claims detected in the backlog are booked.

Claims with reserves in excess of a defined threshold are subject to committee review and a detailed written description of the claim is circulated to the management, underwriters and actuaries. Claims’ transactions are monitored regularly to verify that claim reserve and payments are accurate and that any deviation is immediately detected and corrected. A report of all claims posted on an accounting data basis is produced periodically in order to detect and analyse the most significant claims and check their reliability.

On a regular basis, SCOR conducts claims’ audits at the insurance companies’premises. Such audits (i) permit an in-depth analysis of the quality of the claims’work by the insurance companies and, as a consequence, they allow an appraisal of the reliability of reported case reserves and (ii) permit the early detection of loss trends, legislation, jurisprudence or social inflation that could have an impact on reserves.

Lastly, the Group Claims Division performs internal audits of claims operations in order to verify that the group claims’ guidelines and group settlement and reserve policy are complied with.

Life

With respect to the life reinsurance business, reserves for future policy benefits are generally based on the ceding companies’ information which is usually set forth in the reinsurance treaty between the cedent and SCOR. Occasionally, specific audits can be performed on the ceding company’s books and records.

SCOR’s reserves for future policy benefits are based on cedents’ reserves, adjusted for US GAAP when appropriate, or are directly calculated when individual data is available.

Reserves for future policy benefits include pending claims, benefits to be paid under the contract and Additional Technical Reserves.

These Additional Technical Reserves are calculated to take into account:

•	a reserve component that SCOR has identified as an item missing in the information received from the cedent; or

•	a Loss Recognition Reserve, when SCOR’s actuarial analysis of the reinsured risks reveals that overall losses are expected until termination of the contracts.

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For the interest sensitive line of business, the benefit reserve is the account value which is considered a deposit.

The process described above is highly automated and controlled. SCOR’s underwriting system automatically calculates estimates for premiums, commissions and losses based on the underwriting conditions of each treaty which assists in mitigating the potential impact of backlogs, missing and/or late accounts.

Premiums, page 73

8.	We believe your disclosure in Management’s Discussion and Analysis regarding the estimate of assumed premium on your reinsurance business could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Accordingly, please revise MD&A to include the following information.

a.	Please disclose the assumed premium estimate for each line of business, including the amount of any estimate for commissions and related expenses and the amount included in premium receivable related to the estimate.
b.	Discuss the key assumptions used to arrive at management’s best estimate of the assumed premium estimate and what specific factors led management to believe this amount reflects management’s best estimate of assume premiums. In addition include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.
c.	Disclose if any provision for doubtful accounts is recorded related to the assumed premium estimate, and if not, why management believes all amounts recorded will be collectible.

SCOR would respectfully propose to include the following additional information in its 2005 20-F:

Methodology SCOR determines its estimates of assumed premiums with different methodologies for its non-life and life businesses and for proportional and non-proportional contracts.

Non-Life

The estimated ultimate premium for a given contract and a given underwriting year (also called Estimated Gross Premium Income, or EGPI) is the starting point for SCOR’s premium recognition process. The determination of this EGPI depends upon the nature of the particular products comprising the non-life business.

For proportional non-life reinsurance contracts, the ultimate premium is specified by the cedent in its proposal. In the case of a proposal to renew an existing contract, the SCOR underwriter assigned to review the particular

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proposal verifies the validity of the information provided in the proposal against existing statistics and actual accounts recorded during the previous underwriting year in respect of the cedent’s existing contract or contracts with SCOR. The ultimate premium is revised on a regular basis according to data received and recorded during the life of the contract, including information furnished by the cedent and experience. Specific internal reports are also available for these verifications and controls, including pattern models. The recorded estimated premium is the difference between the latest revised ultimate premium and the actual partial premium received and recorded from the cedent company to date.

For the non-proportional business, the ultimate premium is equal to the subject premium given by the cedent onto which the quoted premium rate is applied. Non-proportional treaties usually include a minimum premium equal to approximately 80% of the EGPI. Prior to any acceptance, the SCOR actuarial department provides a quotation to allow the underwriter to evaluate the rate proposed by cedent.

Similarly to the proportional business, the estimated subject premium for non-proportional business is revised regularly according to information received during the life of the contract and specific internal reports are available for these verifications and controls, including pattern models. The recording of estimates follows the premium installment schedules set forth in the signed contract.

Lastly, for the facultative business, the ultimate premium is provided by the cedent in its proposal, which is approved by SCOR underwriters. This estimated premium is immediately recorded and will be revised according to the installment schedule sent by the cedent, or if there is any change on the coverage provided for the business. Again, specific internal reports are available for these verifications and controls, including patterns models.

Life

For life treaties, estimated premium income is determined for each cedents’ accounting years and premium is recognized when due from cedents and policyholders. As long as all premium information has not been received from cedents, the estimates can be reviewed.

Life premium estimates are calculated on a treaty-by-treaty basis by SCOR’s administration department, and the premium estimates are then validated by SCOR’s underwriters for a sampling of treaties. A treaty is “sampled” if the estimated premium volume is greater than EUR 150,000, or if the expected technical result is greater than plus or minus EUR 100,000, or if related technical reserves are greater than EUR 450,000. These “sampled” treaties generally represent more than 90% of the life contracts portfolio.

“Non-sampled” treaties are estimated on a bulk basis by geographical segments and by the nature of the business (proportional or non-proportional). Premium estimates are generally based upon the cedents’ premium information which are then validated by SCOR’s underwriters.

Estimates are reviewed each time a new information is received from the ceding companies or from industry sources.

The estimates recorded by SCOR are the difference between the total estimated premium income and the actual premium actually sent in reinsurance accounts by ceding companies to date.

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Different calculation methods are used depending on the type of business. For renewed or cancelled proportional treaties, estimates are calculated based upon statistical trends which are then completed using specific underwriting information. For new proportional treaties, the estimated gross premium income is either provided by SCOR’s underwriters and/or calculated by actuaries based on the quotation files. Lastly, for non-proportional treaties, estimated gross premium income results from the estimated subject premium (provided by SCOR’s underwriters based upon the cedents’ information) on which SCOR applies the quoted premium rate.

Accounting

The assumed premium estimates for SCOR’s non-life and life businesses are booked as assets on SCOR’s consolidated balance sheet net of the estimates of the corresponding commissions payable by SCOR. As of December 31, 2004, the assumed premium estimates for SCOR’s non-life and life businesses amounted to EUR 1,271 million.

In cases where SCOR has over-estimated the assumed premium, this over-estimation would generally be largely offset by a corresponding over-estimation of commissions and losses payable by SCOR.

SCOR’s management considers that the booking of provisions for depreciation of assumed premium estimates is not necessary for the following reason. In cases where SCOR identifies a counter-party risk on one of its cedents, the risk appreciation by SCOR will be performed on the net financial position (including reserves, deposits, current account and estimates) of the cedent vis-à-vis SCOR and thus it is rare that SCOR be in a net debit position because loss reserves largely exceed premium estimates and premiums receivable. As long as premium is not due, claims are neither due. In case of a recoverability issue the uncollectible premium would be offset by unpaid claims.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Restatement, page F-10

9.	We note that your 2002 restatement resulted in a $68 million (or 12%) decrease in net loss, but caused a 217% increase in net loss per share. Please disclose the changes to the calculation of the restated weighted average number of shares.

According to the footnote accompanying the calculation of net loss per share on page F-10, the calculation of the restated weighted average number of shares included “the impact of changes to the calculation of the weighted average number of shares.” The original calculation of weighted average number of shares erroneously included an adjustment for the 99,024,888 shares issued on December 31, 2002 as though they had been outstanding for the entire year.

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As part of the restatement, SCOR adjusted the effect of the December 31, 2002 issuance so that only a pro-rated amount of 271,301 shares was included in the calculation, reflecting the one day during the year that the shares were actually outstanding, (December 31), thus increasing the net loss per share.

* * * * *

Please do not hesitate to contact me at 011-33-1-46-98-71-42 if you have any questions about any of the above.

Very truly yours, SCOR

By:	/s/	Marcel Kahn

Marcel Kahn

cc:	Securities and Exchange Commission Joseph Roesler Joel Parker

cc:	Skadden, Arps, Slate, Meagher & Flom LLP Adrian Deitz, Esq. Armand Grumberg, Esq.

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